Exhibits 3.1 and 4.1

CERTIFICATE OF ELIMINATION OF

THE SERIES A PREFERRED STOCK OF

STERICYCLE, INC.

Pursuant to Section 151(g)

of the General Corporation Law

of the State of Delaware

Stericycle, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.     That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Amended and Restated Certificate of Incorporation of the Company, as amended (the “Charter”), the Board of Directors of the Company, by resolution duly adopted, authorized the issuance of a series of ONE HUNDRED THOUSAND (100,000) shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “1999 Preferred Stock”), and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and, on November 4, 1999, filed a Certificate of Designation (the “1999 Certificate of Designation”) with respect to such 1999 Preferred Stock in the office of the Secretary of State of the State of Delaware.

2.     That no shares of said 1999 Preferred Stock are outstanding and no shares thereof will be issued subject to said 1999 Certificate of Designation.

3.     That the Board of Directors of the Company has adopted the following resolutions:

WHEREAS, by resolution of the Board of Directors of the Company and by a certificate of designation (the “1999 Certificate of Designation”) filed in the office of the Secretary of State of the State of Delaware on November 4, 1999, the Company authorized the issuance of a series of 100,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Company (the “1999 Preferred Stock”), 25,000 of which were to be available solely for the payment of preferential dividends in accordance with the terms thereof, and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof;

WHEREAS, 75,000 shares of such 1999 Preferred Stock were issued by the Company in 1999 and all such shares, together with all shares of 1999 Preferred Stock issued in respect of the payment of preferential dividends thereon, have been reacquired by the Company as of the date hereof;

WHEREAS, as of the date hereof, no shares of such 1999 Preferred Stock are outstanding and no shares of such 1999 Preferred Stock will be issued subject to said 1999 Certificate of Designation; and

WHEREAS, it is desirable that all matters set forth in the 1999 Certificate of Designation with respect to such 1999 Preferred Stock be eliminated from the Amended and Restated Certificate of Incorporation, as amended (the “Charter”), of the Company;

NOW, THEREFORE, BE IT:

RESOLVED, that all matters set forth in the 1999 Certificate of Designation with respect to such 1999 Preferred Stock be eliminated from the Charter of the Company; and further

RESOLVED, that the officers of the Company be, and hereby are, authorized and directed to file a Certificate with the office of the Secretary of State of the State of Delaware setting forth a copy of these resolutions whereupon all matters set forth in the 1999 Certificate of Designation with respect to such 1999 Preferred Stock shall be eliminated from the Charter of the Company.

4.     That, accordingly, all matters set forth in the 1999 Certificate of Designation with respect to the 1999 Preferred Stock be, and hereby are, eliminated from the Charter of the Company.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed by its duly authorized officer this 11th day of September, 2015.

STERICYCLE, INC.

By:	/s/ John Schetz
Name: John Schetz
Title: Executive Vice President and General Counsel

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